08002488

Takeda

Takeda Pharmaceutical Company Limited
Head Office
1-1, DOSHOMACHI 4-CHOME, CHUO-KU, OSAKA 540-8645, JAPAN

RECEIVED
2008 MAY 13 A 9:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 12, 2008

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549
Attention: Special Counsel, Office of International Finance

Re: SEC File No. 082-35071
Takeda Pharmaceutical Company Limited (the "Company")
Rule 12g3-2(b) Exemption: Documents

Dear Sir/Madam:

1. This information is being furnished pursuant to Rule 12g3-2(b). Attached hereto as Exhibit A is a revised list that is required to be furnished pursuant to Rule 12g3-2(b)(1)(iv).

2. The information enclosed herewith is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iv). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5), the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iv) shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

3. Should you have any questions in connection with this submission, please do not hesitate to contact Izumi Akai or Hiroshi Nogami of Sullivan & Cromwell LLP, Otemachi First Square East, 16F, 5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-0004 (telephone: 81-3-3213-6140; facsimile: 81-3-3213-6470).

Very truly yours,

Takeda Pharmaceutical Company Limited

By [signature]
Name: Hiroshi Shinha
Title: Member of the Board
General Manager of Legal Department

PROCESSED
MAY 15 2008
THOMSON REUTERS

(Enclosures)
cc: Izumi Akai, Esq.
Hiroshi Nogami, Esq.
(Sullivan & Cromwell LLP)

5/13

Exhibit A

PUBLICATION AND FILING REQUIREMENTS

A. Information Required to be Made Public Under Japanese Law:

(1) Public notice regarding the record date, except where such date is determined in the Articles of Incorporation.
Required by: Art. 124 of the Company Law.
When: Two weeks prior to such date.

(2) Public notice (unless described in a relevant securities filing pursuant to the Financial Instruments and Exchange Law) regarding any issuance of new shares without an allotment to non-shareholders at a specially favorable price.
Required by: Art. 201 of the Company Law.
When: Two weeks prior to the contribution date.

(3) Public notice regarding any issuance of new shares with subscription rights for shareholders.
Required by: Art. 124 of the Company Law.
When: Two weeks prior to the record date.

(4) Public notice (unless described in a relevant securities filing pursuant to the Financial Instruments and Exchange Law) regarding any issuance of stock acquisition rights (including those attached to the bonds) without an allotment to non-shareholders on specially favorable conditions.
Required by: Art. 240 of the Company Law.
When: Two weeks prior to the allotment date.

(5) Public notice regarding any issuance of stock acquisition rights (including those attached to the bonds) with subscription rights for shareholders.
Required by: Art. 124 of the Company Law.
When: Two weeks prior to the record date.

(6) Public notice (unless described in a relevant securities filing pursuant to the Financial Instruments and Exchange Law) regarding any disposition of treasury shares without an allotment to non-shareholders at a favorable price.
Required by: Art. 201 of the Company Law.
When: Two weeks prior to the contribution date.

(7) Public notice regarding acquisition of callable shares.
Required by: Art. 219 of the Company Law.
When: One month prior to acquisition.

(8) Public notice regarding acquisition of treasury shares pursuant to a resolution of a shareholders' meeting.
Required by: Art. 158 of the Company Law.

When: Before acquisition.

(9) Public notice regarding any consolidation of shares.
Required by: Art. 219 of the Company Law.
When: One month prior to the effective date.

(10) Public notice regarding any stock split.
Required by: Art. 124 of the Company Law.
When: Two weeks prior to the record date.

(11) Public notice regarding a reduction in or abolishment of the number of shares constituting one unit.
Required by: Art. 195 of the Company Law.
When: Without delay upon the effective date.

(12) Public notice (to shareholders) to be given with respect to any stock-for-stock exchange.
Required by: Arts. 785 (by the company becoming the subsidiary) and 797 (by the company becoming the parent company) of the Company Law.
When: Twenty days prior to the effective date.

(13) Public notice (to creditors) regarding any stock-for-stock exchange.
Required by: Arts. 789 (by the company becoming the subsidiary) and 799 (by the company becoming the parent company) of the Company Law.
When: One month prior to the effective date.

(14) Public notice in relation to the submission of share certificates to be given as to any stock-for-stock exchange.
Required by: Art. 219 of the Company Law.
When: One month prior to the effective date.

(15) Public notice to be given as to any stock-transfer with a newly-established company.
Required by: Art. 806 of the Company Law.
When: Within two weeks after the resolution of the shareholders' meeting.

(16) Public notice (to creditors) to be given as to any stock-transfer with a newly-established company.
Required by: Art. 810 of the Company Law.
When: One month prior to the effective date.

(17) Public notice in relation to the submission of share certificates to be given as to any stock-transfer.
Required by: Art. 219 of the Company Law.
When: One month prior to the effective date.

(18) Public notice (to shareholders) to be given as to a corporate split into a newly-established company.
Required by: Art. 806 of the Company Law.
When: Within two weeks after the resolution of the shareholders' meeting.

(19) Public notice (to creditors) to be given as to a corporate split into a newly-established company.
Required by: Art. 810 of the Company Law.
When: One month prior to the effective date.

(20) Public notice (to shareholders) to be given as to a corporate split into a succeeding company.
Required by: Arts. 785 (by the company splitting its business) and 797 (by the succeeding company) of the Company Law.
When: Twenty days prior to the effective date.

(21) Public notice (to creditors) to be given as to a corporate split into a succeeding company.
Required by: Arts. 789 (by the company splitting its business) and 799 (by the succeeding company) of the Company Law.
When: One month prior to the effective date.

(22) Public notice to be given as to any decrease in stated capital, additional paid-in capital or legal reserve.
Required by: Art. 449 of the Company Law.
When: One month prior to the effective date.

(23) Public notice (to shareholders) regarding any merger or consolidation.
Required by: Arts. 785 (by the company merging into the surviving company) and 797 (by the surviving company) of the Company Law.
When: Twenty days prior to the effective date.

(24) Public notice (to creditors) regarding any merger or consolidation.
Required by: Arts. 789 (by the company merging into the surviving company) and 799 (by the surviving company) of the Company Law.
When: One month prior to the effective date.

(25) Public notice in relation to the submission of share certificates to be given regarding any merger or consolidation (if the company merges into another company).
Required by: Art. 219 of the Company Law.
When: One month prior to the effective date.

(26) Public notice (to shareholders) regarding any merger or consolidation.
Required by: Art. 806 of the Company Law.
When: Within two weeks after the resolution of the shareholders' meeting.

(27) Public notice (to creditors) regarding any merger or consolidation.
Required by: Art. 810 of the Company Law.
When: One month prior to the effective date.

(28) Public notice in relation to the submission of share certificates to be given as to any merger or consolidation.
Required by: Art. 219 of the Company Law.
When: One month prior to the effective date.

(29) A securities registration statement or a shelf registration statement for a public offering (including a specified issue procedure for an organizational restructuring, as provided under the Financial Instruments and Exchange Law) or a secondary distribution of securities to be filed with the Director of the relevant Local Finance Bureau and made public at the Local Finance Bureau, the Financial Instruments Exchange where the Company's shares are listed and the Company's head office and principal branches.
Required by: Arts. 4, 5, 7, 23-3, 23-4, 23-8 and 25 of the Financial Instruments and Exchange Law.
When: Prior to such public offering or secondary distribution as stipulated in the Financial Instruments and Exchange Law.

(30) An annual securities report stating the results for the fiscal year to be filed with the Director of the relevant Local Finance Bureau and made public at the Local Finance Bureau, the Financial Instruments Exchange where the Company's shares are listed and the Company's office.
Required by: Arts. 24, 24-2 and 25 of the Financial Instruments and Exchange Law.
When: Within three months of the end of each fiscal year.

(31) An extraordinary report regarding certain events to be filed with the Director of the relevant Local Finance Bureau and made public at the Local Finance Bureau, the Financial Instruments Exchange where the Company's shares are listed and the Company's head office and principal branches. Such events include, among other things: a public offering or secondary distribution of equity securities

outside Japan; any other issuance of equity securities exceeding certain amounts; a change in the organizational structure such as change of the parent company or certain subsidiaries; a change in a major shareholder; material disasters; litigation materially affecting its financial condition; a merger materially affecting its financial condition; an acquisition or disposition of a business materially affecting its financial condition; a change in representative directors; and a corporate reorganization of a debtor or other events materially affecting its financial condition or results of operation.

Required by: Arts. 24-5 and 25 of the Financial Instruments and Exchange Law.

When: Without delay upon such event.

(32) A tender offer registration statement regarding any tender offer by the Company to be filed with the Director of the relevant Local Finance Bureau and made public at the Local Finance Bureau, the Financial Instruments Exchange where the target company's shares are listed and the Company's head office and principal branches, and amendments thereto.

Required by: Arts. 27-3 and 27-8 of the Financial Instruments and Exchange Law.

When: On the day on which the relevant public offering notice of tender offer is given.

(33) Public notice of tender offer regarding any tender offer by the Company.

Required by: Art. 27-3 of the Financial Instruments and Exchange Law.

When: Prior to the commencement of the solicitation of the relevant tender offer.

(34) Report as to results of a tender offer.

Required by: Art. 27-13 of the Financial Instruments and Exchange Law.

When: On the date immediately after the end of the tender offer period.

(35) Opinion report regarding a tender offer.

Required by: Art. 27-10, paragraph 1 of the Financial Instruments and Exchange Law.

When: Within ten business days after the day on which the relevant public notice of tender offer is given.

(36) Public notice of a request for an extension of a tender offer period.

Required by: Art. 27-10, paragraph 4 of the Financial Instruments and Exchange Law.

When: By the date immediately after the last date of the period described in (33).

(37) Answer report in response to an opinion report regarding a tender offer.

Required by: Art. 27-10, paragraph 11 of the Financial Instruments and Exchange Law.
When: Within five business days after the receipt of the opinion report regarding a tender offer.

(38) Large Shareholding Report, Change in Large Shareholding Report and amendments thereto.
Required by: Arts. 27-23 and 27-25 of the Financial Instruments and Exchange Law.
When: Within five business days after holding more than 5%, or within five days after there is an increase or a decrease of 1% or more in shareholding or when there is any material change in the large shareholding report.

(39) Report as to an acquisition of the Company's own shares and any amendment thereto.
Required by: Art. 24-6 of the Financial Instruments and Exchange Law.
When: After a repurchase of the Company's own shares is approved at its shareholders' meeting or by its board of directors, each month by the 15th day of the following month.

(40) Quarterly report stating the results for each three-month period of the fiscal year to be filed with the Director of the relevant Local Finance Bureau and made public at the Local Finance Bureau, the Financial Instruments Exchange where the Company's shares are listed and the Company's office.
Required by: Art. 24-4, paragraph 7 of the Financial Instruments and Exchange Law.
When: Within 45 days after the end of each quarter.

(41) An internal control report prescribed by the system designed to ensure the appropriateness of the documents regarding financial calculations and other information of the Company and the group to which the Company belongs.
Required by: Arts. 24-4, paragraph 4 and 24-4, paragraph 5 of the Financial Instruments and Exchange Law.
When: Simultaneously with submission of the securities report.

(42) Confirmation statement stating that the context stated in the securities report is appropriate pursuant to the Financial Instruments and Exchange Law and Regulations.
Required by: Arts. 24-4, paragraph 2 and 24-4, paragraph 3 of the Financial Instruments and Exchange Law.
When: Simultaneously with submission of the securities report.

B. Information Which the Company is Required to File with the Financial Instruments Exchanges and Which is Made Public by the Financial Instruments Exchanges:

(1) Brief Statement of Annual Financial Results.
Required by: Art. 404 of the Listing Regulation of the Tokyo Stock Exchange.
When: Immediately when available.

(2) Brief Statement of Interim Financial Results.
Required by: Art. 404 of the Listing Regulation of the Tokyo Stock Exchange.
When: Immediately when available.

(3) Brief Statement of Financial Results for First and Third Quarter.
Required by: Art. 404 of the Listing Regulation of the Tokyo Stock Exchange.
When: Immediately when available.

(4) A report regarding the announcement of significant corporate information (including significant information regarding subsidiaries, etc.), announced by a method stipulated in the Rules of the Financial Instruments Exchange, to be filed with the Financial Instruments Exchange and made public there. Such information includes, among other things: an issuance or secondary distribution of new stock acquisition rights, bonds with stock acquisition rights; a decrease of stated capital; additional paid-in capital or legal reserve; a repurchase of treasury shares; a stock split; a consolidation of shares; a declaration of annual or interim dividends materially different from precious dividends; a stock–for-stock exchange; a merger; a corporate split; acquiring or disposing of a business; a dissolution; commercializing a new product or a new technology; commencing or ceasing cooperative business efforts with another company resulting in the change of its subsidiaries; a material acquisition or disposition of fixed assets; a lease of fixed assets; suspending or ceasing all or any parts of business operations; a delisting of shares; a commencement of bankruptcy corporate reorganization or civil rehabilitation proceeding; starting a new business; protesting against a hostile tender offer; granting stock options to its or its subsidiaries' officers or employees; a change in representative directors; a change in the trade name; the establishment, abolishment of or amendment to the unit share system; a change in the account period; a material loss or damage from disasters or operations; a change in major shareholders; any matter resulting in a delisting of shares or options; a provisional court order to suspend business operation; an administrative nullification or suspension of its business or business license; a change in the parent company; an insolvency or suspension of bank transactions; commencement of bankruptcy, corporate reorganization or civil rehabilitation

proceedings of parent company; a suspension of business of a major supplier; receiving material financial report; discovery of new resources; annual and interim results of operations; or any other significant information which would have a material influence on an investors' decision.

Required by: Arts. 402 and 403 of the Listing Regulation of the Tokyo Stock Exchange.

When: Immediately when available.

(5) Oath relating to timely disclosure.

Required by: Art. 418 of the Listing Regulation of the Tokyo Stock Exchange.

When: When there is replacement of the representative director, and five years after the previous submission.

(6) Note of confirmation regarding the accuracy of the securities report.

Required by: Art. 421 of the Listing Regulation of the Tokyo Stock Exchange.

When: Without delay.

(7) A report regarding the corporate governance system.

Required by: Art. 419 of the Listing Regulation of the Tokyo Stock Exchange.

When: Without delay upon changes in the corporate governance report.

(8) Annual Report.

Required by: Not applicable

When: Not applicable

C. Information Required to be Distributed to Shareholders:

(1) Notice to be distributed to shareholders convening an ordinary general shareholders' meeting with accompanying agenda, voting card, voting information and, for an annual shareholders' meeting, financial statements.

Required by: Arts. 299, 301, 302, 437 and 444 of the Company Law.

When: Two weeks prior to the shareholders' meeting.

(2) Notice to be distributed to shareholders convening an extraordinary general shareholders' meeting.

Required by: Arts. 299, 301 and 302 of the Company Law.

When: Two weeks prior to the shareholders' meeting.

(3) Notice of resolution of a general shareholders' meeting and the board of directors.

Required by: Not applicable

When: Not applicable

(4) Notice to be distributed to shareholders regarding any issuance of new shares.
Required by: Art. 201 of the Company Law.
When: Two weeks prior to the contribution date.

(5) Notice to be distributed to shareholders regarding any issuance of new shares allotted for shareholders.
Required by: Art. 202 of the Company Law.
When: Two weeks prior to the due date of the application for subscription.

(6) Notice to be distributed to shareholders regarding any issuance of stock acquisition rights.
Required by: Art. 240 of the Company Law.
When: Two weeks prior to the allotment date.

(7) Notice to be distributed to shareholders regarding any issuance of stock acquisition rights allotted for shareholders.
Required by: Art. 241 of the Company Law.
When: Two weeks prior to the due date of the application for subscription.

(8) Notice to be distributed to shareholders regarding any issuance of bonds with stock acquisition rights.
Required by: Art. 240 of the Company Law.
When: Two weeks prior to the allotment date.

(9) Notice to be distributed to shareholders regarding any issuance of bonds with stock acquisition rights allotted for shareholders.
Required by: Art. 241 of the Company Law.
When: Two weeks prior to the due date of the application for subscription.

(10) Notice to be distributed to shareholders regarding acquisition of callable shares.
Required by: Art. 219 of the Company Law.
When: One month prior to the effective date.

(11) Notice to be distributed to shareholders regarding any consolidation of shares.
Required by: Art. 219 of the Company Law.
When: One month prior to the effective date.

(12) Notice to be distributed to shareholders regarding any merger or consolidation (if the company will not survive).
Required by: Art. 219 of the Company Law.
When: One month prior to the effective date.

(13) Notice to be distributed to shareholders regarding a stock-for-stock exchange with an existing company.
Required by: Art. 219 of the Company Law.
When: One month prior to the effective date.

(14) Notice to be distributed to shareholders regarding a stock-for-stock exchange with an existing company.
Required by: Art. 219 of the Company Law.
When: One month prior to the effective date.

(15) Notice to be distributed to shareholders regarding any allotment of stock to shareholders for free.
Required by: Art. 187 of the Company Law.
When: Without delay upon the effective date.

(16) Business Report.
Required by: Not applicable
When: Not applicable

END